Northsight Capital, Inc.

7580 E Gray Rd., Ste 103

Scottsdale, AZ 85260

Securities and Exchange Commission October 30, 2017

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attn: John Reynolds, Assistant Director

Re: Northsight Capital, Inc.

Registration Statement on Form S-1

Filed April 4, 2017

File No. 333-216863

Dear Mr. Reynolds:

This is in response to the comment letter of the Securities and Exchange Commission dated April 4, 2017 (“Comment Letter”) on the above referenced Registration Statement. We have revised our Registration Statement in response to the Comment Letter, and have concurrently transmitted to the Commission via the Edgar system Amendment No. 1 to the above referenced Registration Statement.

We have updated the financial statements contained in the Form S-1 and made other revisions to update the registration statement and respond to the staff’s comments on the registration statement filed in December 2014, as discussed with Mr. Regan of the Staff.

We look forward to the Staff’s response to the Form S-1 amendment filed concurrently with this response letter.

Sincerely,

Northsight Capital, Inc.

/s/ John Venners, EVP Operations

cc: Ruairi Regan, SEC Examiner (email)